FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2002

                       Telemig Celular Participacoes S.A.
                       (Telemig Cellular Holding Company)
                 (Translation of Registrant's Name Into English)

                        SCN QUADRA 3, Bloco A, Sobreloja
                            70713-000 Brasilia - DF,
                                     Brazil
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X  Form 40-F
                                       ---
         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes    No X
                                     ---   ---

                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     Telemig Celular Participacoes S.A.



    Date:  November 25, 2002         By:  /s/ Joao Cox Neto
                                        ---------------------------------------
                                     Name:  Joao Cox Neto
                                     Title: Chief Financial Officer and
                                              Market Relations Executive Officer

                                  EXHIBIT INDEX
                                  -------------



1. Announcement to the Market - Extraordinary Shareholders' Meeting to be held on December 19, 2002

2.  Announcement to the Market - Proposal to Conform By-Laws To New Wording of
    Article 17 of Law N 6.404/76